Inditex S.A

Edificio Inditex
Avda de la Diputación
15142 Arteixo
A Coruña, España
Tel +34 981 18 5350
Fax +34 981 18 5351
www.inditex.com

INDITEX

FILE Nº 82-5185


03024992

Securities and Exchange Commission
Attention: Filing Desk
450 Fifth Street
Washington, D.C. 20549
USA

30 July 2003

Dear Sirs,

Re: **INDUSTRIA DE DISEÑO TEXTIL, S.A. (INDITEX, S.A.) – FILE Nº 82-5185**

We are furnishing pursuant to Rule 12g3-2(b) under the United States Securities Exchange Act of 1934, as amended, the following enclosed documents which have been filed with the Spanish Exchange Comission *(Comisión Nacional del Mercado de Valores)*:

- Information on significant events (Hechos Relevantes) filing information with the CNMV regarding the resolutions taken by the General Meeting of Shareholders held on 18 July 2003.
- Press release related to the resolutions taken by the General Meeting of Shareholders held on 18 July 2003.
- Presentation regarding the General Meeting of Shareholders held on 18 July 2003.

Please acknowledge receipt of these documents by stamping the enclosed receipt copy of this letter and returning it using the envelope and airbill enclosed.

Should you have any questions regarding the information furnished, please contact either Mr. Antonio Abril Abadín or myself at 011-34-981-18 53 50

Sincerely yours,



Darío Vasallo-Manaute
General Counsel's Office

Enclosures



INDITEX

The Shareholders' General Meeting has approved the annual accounts and gross dividend payment of €0.14 per share for fiscal 2002

Inditex has approved the amendment of its Articles of Association following the recommendations of the Aldama Report

18 July 2003. - The Shareholders' General Meeting of Industria de Diseño Textil, S.A., Inditex, meeting today in Arteixo, A Coruña, has approved the amendments made to the Articles of Association of this Company with the aim of adjusting them to the recommendations of the Aldama Report. The Shareholders' Meeting has also approved the annual accounts and Management Report of the Company and its consolidated group corresponding to Fiscal 2002, and the distribution of the profit and dividends, with a gross payment of €0.14 per share.

Inditex's General Meeting has approved the amendment made to its Articles of Association regarding the running of the General Meeting and the Board of Directors and has passed the Shareholders' General Meeting Regulations. The amendment of the By-laws is mainly motivated by the new duties of transparency, information and protection of the investor introduced by 44/2002 Act of 22 November regarding the Measures to Reform the Financial System, and by the recommendations and conclusions reached on corporate governance; to be precise, those contained in the Report for the Promotion of Transparency and Security at Financial Markets and Quoted Companies (Aldama Report).

The Company has also considered the introduction of technical drafting improvements into some of the articles of the By-laws in order to obtain more clarity and comprehension of its content, as well as incorporate some of the possibilities offered by new technologies.

The incorporation of the recommendations and conclusions relating to corporate governance into the Articles of Association has translated into the amendment of four of its articles. Toward this end, the figure of the General Meeting's Regulations has been introduced, which approval falls upon said body. In fact, the Meeting has also approved today the mentioned Regulations, a year ahead of the legal requirement arising from the Bill, under which the Spanish Securities Markets and Corporations Acts are amended, said Bill was passed on 11 July by Congress.

The requirement of qualified majority in order to pass certain resolutions has also been abolished, as well as the requirement of at least three years of seniority as Board member in order to be elected Chairman of this body. Furthermore, a generic reference to the duties of loyalty of the directors is added, remitting its realization and detailed development to the Board of Directors' Regulations, as well as a mention to the compromise undertaken by the Company regarding the drawing up and publishing of an annual report on corporate governance, an obligation that will be mandatory for the first time in relation to fiscal 2004 in accordance with the aforementioned Securities Markets Act. Finally, an adequate and complete regulation of the Audit and Control Committee of the Board of Directors has been incorporated to the By-laws.

The General Meeting has ratified the appointment of Antonio Abril Abadín as General Counsel and member of the Board, approved during the Board of Directors' meeting held on 12 December 2002.

FILE N° 82-5185

Documents:

"COMUNICACIÓN DE HECHO RELEVANTE EN RELACIÓN CON LOS ACUERDOS ADOPTADOS POR LA JUNTA GENERAL DE ACCIONISTAS DE LA SOCIEDAD"

Description:

This document has been filed with the Spanish Exchange Commission ("Comisión Nacional del Mercado de Valores") in order to comply with the Spanish legal requirements regarding the filing of the resolutions taken by the General Meeting of Shareholders of the Company. The General Meeting passed resolutions in connection with the approval of the Company's individual and consolidated audited annual accounts, the amendments to the Company's By-laws and the appointment of Mr. Antonio Abril Abadín as member of the Board of Directors, amongst others.

FILE Nº 82-5185

COMUNICACIÓN DE HECHO RELEVANTE

Industria de Diseño Textil, S.A. (INDITEX, S.A.), de conformidad con lo establecido en el artículo 82 de la Ley del Mercado de Valores, procede por medio del presente escrito a comunicar el siguiente:

HECHO RELEVANTE

En el día de hoy se ha celebrado en primera convocatoria la Junta General Ordinaria de Accionistas de Industria de Diseño Textil, S.A. (INDITEX, S.A.), en la localidad de Arteixo (A Coruña), habiendo adoptado los acuerdos que se recogen a continuación:

"**Primero.-** Examen y aprobación, en su caso, de las cuentas anuales (Balance, Cuenta de Pérdidas y Ganancias y Memoria) e Informe de Gestión de Industria de Diseño Textil, S.A. (INDITEX, S.A.) y de su grupo consolidado (Grupo Inditex), correspondientes al ejercicio social 2002, finalizado el 31 de enero de 2003, así como de la gestión social.

Aprobar las Cuentas Anuales (Balance, Cuenta de Pérdidas y Ganancias y Memoria) y el informe de gestión de Industria de Diseño Textil, S.A. (INDITEX, S.A.), así como las Cuentas Anuales y el informe de gestión consolidado del Grupo Inditex, correspondientes al ejercicio 2002 (finalizado el 31 de enero de 2003), formuladas por el Consejo de Administración en su reunión del día 20 de marzo de 2003 y firmadas por todos los consejeros.

Aprobar la gestión del Consejo de Administración de Industria de Diseño Textil, S.A. (INDITEX, S.A.) correspondiente al ejercicio 2002.

Segundo.- Aplicación del resultado del ejercicio y distribución de dividendos.

Aprobar la propuesta de aplicación del resultado positivo del ejercicio social 2002 (finalizado el 31 de enero de 2003), de acuerdo con el Balance antes aprobado, por importe de ciento ochenta y siete millones ciento sesenta y cuatro mil euros, a distribuir del siguiente modo:

	MILES DE EUROS
A reservas voluntarias	99.898
A dividendos	87.266
TOTAL	187.164

Se acuerda retribuir las acciones con derecho a dividendo con la cantidad bruta de catorce céntimos de euro por acción. El dividendo será pagadero a partir del día 24 de julio de 2003, a través de las entidades participantes en la Sociedad de Gestión de los

Sistemas de Registro, Compensación y Liquidación de Valores, S.A. (Iberclear) en donde los accionistas tengan depositadas sus acciones.

Tercero.- Ratificación y nombramiento, en su caso, de consejero.

Aprobar y ratificar el nombramiento de D. Antonio Abril Abadín (DATOS PERSONALES) como vocal del Consejo de Administración, acordado por este Órgano en su reunión de 12 de diciembre de 2002 y designar al Sr. Abril Abadín para desempeñar el cargo de consejero por el plazo de cinco años previsto en los Estatutos Sociales a contar desde la fecha de la presente Junta General. Presente D. Antonio Abril Abadín, manifiesta no estar incurso en causa alguna de prohibición o incompatibilidad, y acepta expresamente su nombramiento como consejero de la Sociedad, agradeciendo la confianza en él depositada.

Cuarto.- Modificación de los Estatutos Sociales: artículos 15 (La Junta General), 18 (Asistencia a las Juntas. Derecho de voto), 20 (Representación en la Junta General), 22 (Mesa de la Junta. Deliberaciones. Adopción de acuerdos), 24 (Consejo de Administración), 25 (Composición del Consejo), 27 (Convocatoria y quórum de las reuniones del Consejo. Adopción de acuerdos) e introducción de un nuevo precepto estatutario, como artículo 30, para incluir la regulación del Comité de Auditoría y Control, renumerando los actuales artículos 30 a 41 como nuevos artículos 31 a 42.

1) Modificar los artículos 15.3, 18.1, 20.2, 22.1, 22.6, 24.2, 24.3, 25.3, 27.2 y 30 de los Estatutos Sociales, que tendrán en lo sucesivo la siguiente redacción:

a) Artículo 15.- La Junta General.

3.- Son atribuciones privativas suyas las que con tal carácter le están legal o estatutariamente asignadas, incluyendo la aprobación del Reglamento de la Junta General de accionistas que desarrolle las previsiones estatutarias.

b) Artículo 18.- Asistencia a las Juntas. Derecho de voto.

1.- Para asistir a la Junta General será preciso que el accionista sea titular, al menos, de 50 acciones, que las tenga inscritas a su nombre en el registro de anotaciones en cuenta con cinco días de antelación a aquél en que haya de celebrarse la Junta, que mantenga, cuando menos, dicho número de acciones hasta la celebración de la Junta y que se halle al corriente en el pago de los dividendos pasivos.

c) Artículo 20.- Representación en la Junta General.

2.- Las representaciones se harán constar en la lista de asistentes, consignándose, en caso de que estuviesen formalizadas en escritura pública, la fecha de otorgamiento, el Notario autorizante y el número de su protocolo. Sin perjuicio de lo anterior, quien actúe como Presidente de la Junta de conformidad con lo previsto en el Artículo 22 de los estatutos sociales podrá requerir al representante para que aporte la documentación que acredite la naturaleza de su representación. La Sociedad

conservará en sus archivos los documentos en los que consten las representaciones conferidas.

d) Artículo 22.- Mesa de la Junta. Deliberaciones. Adopción de acuerdos.

1.- Las sesiones de las Juntas serán presididas por el Presidente del Consejo de Administración o, en su defecto, por el accionista que la propia Junta designe.

e) Artículo 22.- Mesa de la Junta. Deliberaciones. Adopción de acuerdos.

6.- Los acuerdos se adoptarán por mayoría de votos de las acciones presentes o representadas en la Junta, salvo disposición legal o estatutaria en contrario. Las votaciones serán nominativas o secretas según determine la propia Junta. En caso de empate se considerará desestimada la proposición.

f) Artículo 24.- Consejo de Administración.

2.- En el desempeño de su cargo, los miembros del Consejo de Administración deberán conducirse con diligencia y lealtad a los intereses sociales, observando en particular los deberes que en desarrollo de tales principios se concretan en el Reglamento del Consejo de Administración de la Sociedad.

g) Artículo 24.- Consejo de Administración.

3.- El Consejo de Administración elaborará y publicará un informe anual sobre gobierno corporativo.

h) Artículo 25.- Composición del Consejo.

3.- El Consejo de Administración designará de su seno a su Presidente. El Consejo de Administración designará igualmente a un Secretario, el cual podrá no ser consejero, en cuyo caso tendrá voz pero no voto.

i) Artículo 27.- Convocatoria y quórum de las reuniones del Consejo. Adopción de acuerdos.

2.- El Consejo se considerará válidamente constituido cuando concurran a la reunión, presentes o representados, la mitad más uno de sus componentes.

Sin perjuicio de lo anterior, el Consejo se entenderá válidamente constituido sin necesidad de convocatoria si, presentes o representados todos sus miembros, aceptasen por unanimidad la celebración de sesión.

El Consejo podrá igualmente tomar acuerdos por escrito sin necesidad de realizar sesión, de acuerdo con lo establecido en la Ley de Sociedades Anónimas.

Asimismo, podrán celebrarse reuniones del Consejo mediante multiconferencia telefónica, videoconferencia o cualquier otro sistema análogo, de forma que uno o varios de los consejeros asistan a dicha reunión mediante el indicado sistema. A tal efecto, la convocatoria de la reunión del Consejo de Administración, además de señalar la ubicación donde tendrá lugar la sesión física, a la que deberá concurrir el Secretario del Consejo, deberá mencionar que a la misma se podrá asistir mediante

conferencia telefónica, videoconferencia o sistema equivalente, debiendo indicarse y disponerse los medios técnicos precisos a este fin, que en todo caso deberán posibilitar la comunicación directa y simultánea entre todos los asistentes. El Secretario del Consejo de Administración deberá hacer constar en las actas de las reuniones así celebradas, además de los consejeros que asisten físicamente o, en su caso, representados por otro consejero, aquellos que asistan a la reunión a través del sistema de multiconferencia telefónica, videoconferencia o sistema análogo.

j) Artículo 30.- Comité de Auditoria y Control.

1.- El Consejo de Administración creará en su seno un Comité de Auditoría y Control integrado por un mínimo de tres y un máximo de cinco consejeros designados por el propio Consejo, que deberán ser en su totalidad consejeros no ejecutivos.

A estos efectos, se entenderá que son ejecutivos el o los consejeros delegados y los que por cualquier otro título desempeñen responsabilidades ejecutivas o directivas dentro de la Sociedad o en alguna de las sociedades de su grupo (en el sentido del Artículo 4 de la Ley del Mercado de Valores) y, en todo caso, los que mantengan una relación contractual, mercantil o de otra índole con la Sociedad o alguna de las sociedades de su grupo distinta de su condición de consejeros. También lo son quienes, mediante delegación individual de facultades o apoderamiento estables, tengan otorgada la capacidad de decisión en relación con alguna parte del negocio de la Sociedad o de su grupo.

2.- El Presidente del Comité de Auditoría y Control será elegido por un plazo que no excederá de cuatro años, debiendo ser sustituido al cumplimiento del citado plazo, y pudiendo ser reelegido una vez transcurrido un plazo de un año desde la fecha de su cese.

3.- Sin perjuicio de cualesquiera otros cometidos que puedan serle asignados en cada momento por el Consejo de Administración, el Comité de Auditoría y Control ejercerá cuando menos las siguientes funciones:

a) Informar en la Junta General de Accionistas sobre las cuestiones que en ella planteen los accionistas en materias de su competencia.

b) Proponer al Consejo de Administración, para su sometimiento a la Junta General de Accionistas, el nombramiento de los auditores de cuentas externos que deban verificar las cuentas anuales.

c) Supervisar los servicios de auditoría interna.

d) Conocer el proceso de información financiera y los sistemas de control interno de la Sociedad.

e) Llevar las relaciones con los auditores externos para recibir información sobre las cuestiones que puedan poner en riesgo la independencia de éstos y cualesquiera otras relacionadas con el proceso de desarrollo de la auditoría de cuentas, así como aquéllas otras comunicaciones previstas en la legislación de auditoría de cuentas y en las normas técnicas de auditoría.

4.- El Comité de Auditoría y Control se reunirá, de ordinario, trimestralmente, a fin de revisar la información financiera periódica que haya de remitirse a las autoridades bursátiles así como la información que el Consejo de Administración ha de aprobar e incluir dentro de su documentación pública anual. Asimismo, se reunirá cada vez que la convoque su Presidente que deberá hacerlo siempre que el Consejo o el Presidente de éste solicite la emisión de un informe o la adopción de propuestas y, en cualquier caso, siempre que resulte conveniente para el buen desarrollo de sus funciones.

5.- Los miembros del equipo directivo o del personal de la Sociedad y su grupo estarán obligados a asistir a las sesiones del Comité y a prestarle su colaboración y acceso a la información de que dispongan cuando el Comité así lo solicite. El Comité podrá igualmente requerir la asistencia a sus sesiones de los auditores de cuentas de la Sociedad.

6.- El Consejo de Administración podrá desarrollar y completar en su Reglamento las reglas anteriores, de conformidad con lo previsto en los Estatutos y en la Ley.

2) Además de la modificación de los artículos anteriores y debido a la inclusión del nuevo artículo 30 de los Estatutos Sociales a fin de regular el Comité de Auditoría y Control, se acuerda proceder a la renumeración de artículos, manteniendo todos ellos su actual redacción, desde el antiguo artículo "30.- Remuneración de los Consejeros" hasta el artículo "41.- Resolución de conflictos", ambos inclusive, quedando la numeración como sigue:

Numeración anterior	Numeración propuesta
30	31
31	32
32	33
33	34
34	35
35	36
36	37
37	38
38	39
39	40
40	41
41	42

Quinto.- Aprobación, en su caso, del Reglamento de la Junta General de Accionistas.

Aprobar un Reglamento de la Junta General de accionistas de Industria de Diseño Textil, S.A. en los términos siguientes:

(ver documento adjunto)

Sexto.- Autorización al Consejo de Administración para la adquisición derivativa de acciones propias.

Autorizar al Consejo de Administración para que, de conformidad con lo establecido en el artículo 75 y siguientes de la Ley de Sociedades Anónimas, pueda proceder a la adquisición derivativa de acciones propias bien directamente, bien a través de cualesquiera sociedades filiales en las que la Sociedad sea sociedad dominante, con respeto de los límites y requisitos legales y de las siguientes condiciones:

a) Modalidades de adquisición: la adquisición se hará por título de compraventa, permuta o dación en pago.

b) Número máximo de acciones a adquirir: acciones con un valor nominal que, sumado al de las que ya se posean por la Sociedad, directa o indirectamente, no exceda del 5% del capital social.

c) Precios máximo y mínimo: el precio mínimo de adquisición de las acciones será su valor nominal y el precio máximo será hasta un 105% de su valor de cotización en la fecha de adquisición.

d) Duración de la autorización: dieciocho (18) meses desde la fecha del presente acuerdo.

A los efectos de lo dispuesto en el último párrafo del apartado 1 del artículo 75 de la Ley de Sociedades Anónimas, en su redacción dada por la Ley 55/1999, de 29 de diciembre, se indica que las acciones que se adquieran en virtud de la presente autorización, podrán destinarse por la Sociedad, entre otros fines, a su entrega a los empleados o administradores de la Sociedad ya sea directamente o como consecuencia del ejercicio de derechos de opción de los que aquellos sean titulares, en virtud de planes de retribución del personal de la Sociedad o de su Grupo aprobados por la Junta General de Accionistas.

La presente autorización deja sin efecto la autorización aprobada por la Junta General de Accionistas celebrada el día 19 de julio de 2002.

Séptimo.- Otorgamiento de facultades para ejecución de acuerdos.

Delegar en el Consejo de Administración, con expresas facultades de sustitución en la Comisión Ejecutiva o en cualesquiera de sus miembros, las facultades necesarias y tan amplias como se requiera en Derecho para la subsanación, desarrollo y ejecución, en el momento que estime más conveniente, de cada uno de los acuerdos aprobados en esta Junta General.

En concreto, facultar al Presidente del Consejo de Administración, D. Amancio Ortega Gaona, al Vicepresidente, D. José María Castellano Ríos y al Secretario, D. Antonio Abril Abadín, para que, cualquiera de ellos, solidaria e indistintamente, y tan ampliamente como en Derecho sea necesario, pueda

realizar cuantos actos sean procedentes para ejecutar los acuerdos aprobados en esta Junta General en orden a la inscripción de los mismos en el Registro Mercantil y en cualesquiera otros Registros, incluyendo, en particular, y entre otras facultades, la de comparecer ante Notario para otorgar las escrituras públicas y actas notariales necesarias o convenientes a tal fin, subsanar, ratificar, interpretar o complementar lo acordado y formalizar cualquier otro documento público o privado que sea necesario o conveniente hasta conseguir la ejecución y plena inscripción de los acuerdos adoptados, sin necesidad de nuevo acuerdo de la Junta General."

En Arteixo (A Coruña), a 18 de julio de 2003

Antonio Abril Abadín
Secretario General y del Consejo de Administración

REGLAMENTO DE LA JUNTA GENERAL DE ACCIONISTAS DE INDUSTRIA DE DISEÑO TEXTIL, S.A. (INDITEX, S.A.)

ÍNDICE

PREÁMBULO

El presente Reglamento se adopta por la Junta General de Accionistas de INDUSTRIA DE DISEÑO TEXTIL, S.A. (INDITEX, S.A.) al amparo de lo previsto en el artículo 15.3 de los Estatutos Sociales y a fin de adaptar las prácticas de la Sociedad en materia de gobierno corporativo a las recomendaciones de la Comisión Especial para el Fomento de la Transparencia y Seguridad en los Mercados Financieros y en las Sociedades Cotizadas (la "Comisión Aldama").

El Reglamento desarrolla las normas legales y estatutarias relativas a las Juntas Generales de Accionistas, regulando en mayor detalle los procedimientos de preparación y celebración de las Juntas y las formas de ejercicio de los derechos políticos de los accionistas con ocasión de su convocatoria y celebración. Su objetivo es fomentar y facilitar la participación de los accionistas en la Junta General a fin de contribuir a una formación transparente e informada de la voluntad social. En su elaboración, se han tenido en cuenta, además de las normas legales y estatutarias en la materia, las recomendaciones de la Comisión Aldama y las mejores prácticas de las principales compañías cotizadas del entorno de la Sociedad.

TÍTULO I
INTRODUCCIÓN

Artículo 1. Finalidad

El presente Reglamento regula la convocatoria, preparación, información, concurrencia y desarrollo de la Junta General y el ejercicio por los accionistas de sus derechos políticos con ocasión de su convocatoria y celebración, todo ello con arreglo a lo previsto en la Ley y en los Estatutos de la Sociedad.

Artículo 2. Aprobación y modificación, vigencia e interpretación

La aprobación del presente Reglamento y de sus modificaciones posteriores corresponde a la Junta General.

El Reglamento tiene vigencia indefinida y entrará en vigor en la fecha de su aprobación por la Junta General, siendo aplicable a las Juntas Generales que se convoquen con posterioridad a la misma.

El Reglamento se interpretará de conformidad con lo previsto en la Ley de Sociedades Anónimas y en los Estatutos de la Sociedad.

Artículo 3. Difusión

El presente Reglamento de la Junta General, en su versión vigente en cada momento, podrá consultarse en el domicilio social y será accesible a través de la página web de la Sociedad, para conocimiento de accionistas e inversores en general. Asimismo, cuando ello sea posible, se procederá a su inscripción en el Registro Mercantil en los términos que establezca la legislación vigente.

TÍTULO II
LA JUNTA GENERAL

Artículo 4. La Junta General

La Junta General, convocada y constituida con las formalidades legales, estatutarias y las previstas en el presente Reglamento, es el órgano supremo y soberano de expresión de la voluntad social. Sus acuerdos son obligatorios para todos los accionistas, incluso para los ausentes y disidentes, sin perjuicio de las acciones que a éstos pudieran corresponder con arreglo a la Ley.

Artículo 5. Clases de Juntas Generales

La Junta General puede ser Ordinaria o Extraordinaria.

La Junta General Ordinaria, previamente convocada al efecto, se reunirá necesariamente dentro de los seis primeros meses de cada ejercicio para censurar la gestión social, aprobar, en su caso, las cuentas del ejercicio anterior y resolver sobre la aplicación del resultado, así como para aprobar, en su caso, las cuentas consolidadas, sin perjuicio de su competencia para tratar y acordar cualquier otro asunto que figure en el orden del día.

Toda Junta que no sea la prevista en el párrafo anterior tendrá la consideración de Junta General Extraordinaria.

Artículo 6. Competencia de la Junta General

De conformidad con lo establecido en los Estatutos sociales, la Junta General se halla facultada para adoptar toda clase de acuerdos referentes a la Sociedad, estándole reservadas, en particular, las atribuciones siguientes:

(a) Resolver sobre las cuentas anuales individuales de la Sociedad y, en su caso, consolidadas de la Sociedad y su grupo, y sobre la aplicación del resultado.

(b) Nombrar y separar a los administradores, así como ratificar o revocar los nombramientos provisionales de tales administradores efectuados por el propio Consejo, y censurar su gestión.

(c) Nombrar a los auditores de cuentas.

(d) Acordar la emisión de obligaciones, el aumento o reducción de capital, la transformación, fusión, escisión o disolución de la Sociedad y, en

general, cualquier modificación de los Estatutos Sociales.

(e) Autorizar al Consejo de Administración para aumentar el capital social, o proceder a la emisión de obligaciones y otros valores de renta fija.

(f) Aprobar el establecimiento de sistemas de retribución consistentes en la entrega de acciones o de derechos sobre ellas, así como de cualquier otro sistema de retribución que esté referenciado al valor de las acciones, con independencia de quién resulte ser beneficiario de tales sistemas de retribución.

(g) Aprobar el presente Reglamento y sus modificaciones posteriores.

(h) Decidir sobre los asuntos que le sean sometidos por acuerdo del Consejo de Administración.

(i) Otorgar al Consejo de Administración las facultades que para casos no previstos estime oportunas.

TÍTULO III
CONVOCATORIA Y PREPARACIÓN DE LA JUNTA GENERAL

Artículo 7. Convocatoria de la Junta General

1. El Consejo de Administración convocará la Junta General Ordinaria para su reunión necesariamente durante los seis primeros meses de cada ejercicio.

   Asimismo, el Consejo de Administración convocará la Junta General Extraordinaria siempre que lo estime conveniente para los intereses sociales.

   Deberá asimismo convocarla el Consejo de Administración cuando lo soliciten accionistas que sean titulares de, al menos, un cinco por ciento del capital social, expresando en la solicitud los asuntos a tratar en la Junta. En tal caso, la Junta General Extraordinaria de Accionistas deberá ser convocada para celebrarse dentro de los treinta días siguientes a la fecha en que se hubiese requerido notarialmente al Consejo de Administración para convocarla. El Consejo de Administración redactará el orden del día incluyendo necesariamente los asuntos que hubiesen sido objeto de solicitud.

2. En los acuerdos de convocatoria de la Junta General, el Consejo de Administración requerirá la presencia de Notario para que levante acta de la Junta General.

Artículo 8. Anuncio de convocatoria

Las Juntas Generales, tanto las Ordinarias como las Extraordinarias, habrán de ser convocadas por el Consejo de Administración mediante anuncio publicado en el Boletín Oficial del Registro Mercantil y en uno de los diarios de mayor circulación de la provincia en que la Sociedad tenga su domicilio, con una

antelación de, al menos, quince días, por lo menos, al señalado para su reunión, o el plazo mayor que venga exigido legalmente, en su caso, por razón de los acuerdos sometidos a su deliberación.

El anuncio de convocatoria expresará el lugar, el día y la hora de la reunión de la Junta General en primera convocatoria, así como la fecha en que, si procediere, se reunirá la Junta en segunda convocatoria, debiendo mediar al menos un plazo de veinticuatro horas entre una y otra. El anuncio expresará asimismo de forma clara y precisa todos los asuntos que hayan de tratarse.

No más tarde de la fecha de publicación, o en todo caso el día hábil inmediatamente siguiente, el anuncio de convocatoria se remitirá por la Sociedad a la Comisión Nacional del Mercado de Valores (en adelante, "CNMV"), así como a las Sociedades Rectoras de las Bolsas de Valores en donde cotizan las acciones de la Sociedad para su inserción en los correspondientes Boletines de Cotización. El texto del anuncio será igualmente accesible a través de la página web de la Sociedad.

No obstante lo dispuesto en los párrafos anteriores, la Junta General se entenderá convocada y quedará válidamente constituida para tratar cualquier asunto siempre que esté presente todo el capital social y los asistentes acepten por unanimidad su celebración.

Artículo 9. Información a disposición desde la convocatoria

Desde la publicación del anuncio de convocatoria, la Sociedad pondrá a disposición de los accionistas la siguiente información:

(a) Los documentos (tales como, entre otros, las cuentas anuales, propuesta de aplicación del resultado, informes de gestión, informes de auditoría, informes de administradores, propuestas de acuerdos, texto literal de modificaciones estatutarias, informes de auditores y/o expertos independientes, proyectos de fusión o escisión) que deban facilitarse obligatoriamente por imperativo legal en relación con los distintos puntos incorporados al orden del día;

(b) El texto íntegro de las propuestas de acuerdos que el Consejo de Administración somete a la deliberación y aprobación de la Junta en relación con los distintos puntos del orden del día. Excepcionalmente, el Consejo de Administración podrá omitir la publicación de aquellas propuestas para las que la Ley o los Estatutos no exijan su puesta a disposición de los accionistas desde la fecha de la convocatoria de la Junta General, cuando considere que concurren motivos justificados que desaconsejen su publicación previa;

(c) Informaciones de carácter práctico relacionadas con la Junta y la forma de ejercicio de sus derechos por los accionistas, tales como, entre otras:

(i) Instrucciones para efectuar delegaciones de voto.
(ii) Información sobre la ubicación del lugar donde vaya a celebrarse la Junta y la forma de acceder al mismo.

(iii) Información, en su caso, sobre sistemas o procedimientos que faciliten el seguimiento de la Junta, tales como mecanismos de traducción simultánea, difusión a través de medios audiovisuales, informaciones en otros idiomas, etc.
(iv) Información sobre los servicios de atención al accionista (número de teléfono, correo electrónico, oficinas) y su horario de funcionamiento.

(d) Cualesquiera otras informaciones que se estimen convenientes para facilitar la asistencia y participación de los accionistas en la Junta General.

Los accionistas podrán obtener, de forma inmediata y gratuita, en el domicilio social, así como solicitar la entrega o envío gratuito, de los documentos e informaciones referidos en los apartados anteriores, en los términos establecidos legalmente. Asimismo, tales documentos e informaciones se incorporarán a la página web de la Sociedad.

Artículo 10. Derecho de información previo a la celebración de la Junta General

Todo accionista podrá solicitar por escrito al Consejo de Administración, con anterioridad a la reunión de la Junta General, los informes o aclaraciones que estime precisos acerca de los asuntos comprendidos en el orden del día u otras cuestiones de interés sobre las que la Ley extienda el derecho de información del accionista. Asimismo, los accionistas podrán recabar cualquier otra información que precisen sobre la Junta General a través de la página web de la Sociedad o del número de teléfono del servicio de atención al accionista que se establecerá al efecto y que se divulgará oportunamente.

El Consejo de Administración está obligado a proporcionar la información solicitada, salvo en los casos en que (i) la publicidad de los datos solicitados pueda perjudicar, a juicio del Presidente, los intereses sociales (si bien no podrá alegarse esta excepción cuando la solicitud esté apoyada por accionistas que representen, al menos, un veinticinco por ciento del capital social); (ii) la petición de información o aclaración no se refiera a asuntos comprendidos en el orden del día siempre que no se trate de aquellas cuestiones de interés a las que refiere el párrafo anterior; (iii) la información o aclaración solicitada no sea razonablemente necesaria para formar opinión sobre las cuestiones sometidas a la Junta o, por cualquier causa, merezca la consideración de abusiva, o (iv) cuando así resulte de disposiciones legales o reglamentarias.

Las respuestas a las solicitudes de información formuladas se cursarán por el Consejo de Administración en pleno, por cualquiera de sus miembros, por su Secretario, aunque no fuera miembro del Consejo, o cualquiera otra persona expresamente facultada por el Consejo de Administración a tal efecto.

En los términos prevenidos legalmente, las solicitudes de información se responderán por escrito y con anterioridad a la Junta General, salvo que por las características de la información requerida no resultare procedente. Las solicitudes de información que, por la proximidad a la fecha de celebración de la Junta, no puedan ser contestadas antes de ella, o bien se formulen en el

propio acto de la Junta, se responderán en el curso de la Junta General, conforme a lo previsto en este Reglamento o, en su caso, en el plazo más breve posible desde la fecha de celebración. de la Junta respetando en cualquier caso el plazo máximo legalmente establecido al efecto.

Las respuestas otorgadas a cuestiones significativas que sean facilitadas a los accionistas con anterioridad a la fecha de la reunión, serán puestas a disposición de todos los accionistas concurrentes a la Junta al comienzo de la sesión, y se divulgarán igualmente en la página web de la Sociedad.

TÍTULO IV
CELEBRACIÓN DE LA JUNTA GENERAL

Capítulo I
Asistencia y Representación

Artículo 11. Derecho de asistencia

1. Para asistir a la Junta General será preciso que el accionista sea titular, al menos, de cincuenta acciones, que las tenga inscritas a su nombre en el registro de anotaciones en cuenta con cinco días de antelación a aquél en que haya de celebrarse la Junta, que se halle al corriente en el pago de los dividendos pasivos y que mantenga, cuando menos, dicho número de acciones hasta la celebración de la Junta.

   Los accionistas que posean un número de acciones menor al señalado en el apartado anterior podrán agruparlas, confiriendo su representación a uno de los accionistas agrupados, o hacerse representar en la Junta General por otro accionista que tenga derecho de asistencia, agrupando así sus acciones con las de éste.

   Para ejercitar su derecho de asistencia, el accionista deberá estar previamente legitimado mediante la correspondiente tarjeta de asistencia nominativa, en la que se indicará el número y la clase de acciones de su titularidad, así como el número de votos que puede emitir. La tarjeta será emitida por la entidad encargada del registro contable a favor de los titulares de acciones que acrediten tenerlas inscritas en dicho registro con al menos la antelación indicada en el primer párrafo de este apartado.

2. Los miembros del Consejo de Administración deberán asistir a las Juntas Generales. El Presidente de la Junta General podrá autorizar la asistencia de cualquier otra persona que juzgue conveniente. La Junta, no obstante, podrá revocar dicha autorización.

Artículo 12. Delegaciones

Todo accionista que tenga derecho de asistencia podrá hacerse representar en la Junta General por medio de otra persona, aunque no sea accionista. La representación se conferirá por escrito y con carácter especial para cada Junta.

Dicho requisito no será de aplicación cuando el representante sea el cónyuge, ascendiente o descendiente del representado, ni tampoco cuando aquél ostente poder general conferido en documento público con facultades para administrar todo el patrimonio que tuviere el representado en territorio nacional.

Las representaciones se harán constar en la lista de asistentes. Sin perjuicio de lo anterior, el Presidente de la Junta podrá requerir al representante para que aporte la documentación que acredite la naturaleza de su representación. La Sociedad conservará en sus archivos los documentos en los que consten las representaciones conferidas.

La representación es siempre revocable. La asistencia personal a la Junta del representado tendrá valor de revocación.

Artículo 13. Solicitud pública de representación

Serán de aplicación las reglas contenidas en la Ley de Sociedades Anónimas a las solicitudes de representación que, para sí o para otros, efectúe el Consejo de Administración, las entidades encargadas del registro de anotaciones en cuenta, o cualquier otra persona o entidad de forma pública. En particular, el documento en el que conste la representación deberá contener o llevar anejo el orden del día y la solicitud de instrucciones para el ejercicio del derecho de voto y la indicación del sentido en que votará el representante en caso de que no se impartan instrucciones precisas. Si la solicitud de representación se hace por el Consejo de Administración, en caso de ausencia de instrucciones se entenderá que se vota a favor de la propuesta que formula el Consejo de Administración con las limitaciones establecidas en la normativa de aplicación.

Artículo 14. Organización de la Junta General

1. En el momento de acceder al local donde se celebre la reunión de la Junta General, se facilitará a los accionistas asistentes copia del texto de las propuestas de acuerdos que se someterán a la Junta General, así como, en el supuesto de que así proceda, los correspondientes informes de administradores y demás documentación que, en virtud de mandato legal, haya sido puesta a disposición de los accionistas en relación con las propuestas de acuerdos.

2. A fin de garantizar la seguridad de los asistentes y el buen orden en el desarrollo de la Junta General, se establecerán las medidas de vigilancia y protección, incluidos sistemas de control de acceso, que se consideren adecuadas.

3. Si por cualquier razón fuera necesario celebrar la reunión en salas separadas, se dispondrán los medios audiovisuales que permitan la interactividad e intercomunicación entre ellas en tiempo real y, por tanto, la unidad de acto.

4. La Sociedad velará por la adopción de las medidas necesarias para facilitar el acceso de los accionistas discapacitados a la sala donde se celebre la reunión de la Junta General.

Capítulo II
Constitución de la Junta

Artículo 15. Celebración de la Junta General

La Junta General quedará validamente constituida en primera convocatoria cuando los accionistas presentes o representados posean, al menos, el cincuenta por ciento del capital social suscrito con derecho de voto. En segunda convocatoria, con carácter general, quedará válidamente constituida la Junta General cualquiera que sea el capital concurrente a la misma. No obstante, si la Junta está llamada a deliberar sobre el aumento o la reducción del capital social, la emisión de obligaciones, la transformación de la Sociedad, la fusión por creación de una nueva sociedad o mediante absorción de la Sociedad por otra entidad, la escisión total o parcial, la cesión global del activo y pasivo, la sustitución del objeto social así como cualquier otra modificación de los Estatutos Sociales, será necesaria, en segunda convocatoria, la concurrencia del veinticinco por ciento del capital social suscrito con derecho de voto.

Artículo 16. Mesa de la Junta General

1. La Mesa de la Junta General estará compuesta por su Presidente y su Secretario, por los miembros del Consejo de administración de la Sociedad que asistan a la Junta, así como por el Notario.

2. La Junta General será presidida por el Presidente del Consejo de Administración o, en su defecto, por el Vicepresidente que lo sustituya según los Estatutos sociales, y a falta de Presidente y Vicepresidente, por el accionista que la propia Junta designe, y actuará de Secretario el Secretario General y del Consejo de Administración de la Sociedad, siendo sustituido, en los casos de ausencia, imposibilidad o vacante, por el Vicesecretario, y a falta de éste, por el accionista que designe el Presidente de la Junta.

   Si por cualquier causa durante la celebración de la Junta General el Presidente o el Secretario hubieran de ausentarse de la reunión, la sustitución en el ejercicio de sus funciones procederá conforme a lo previsto en el párrafo anterior.

Artículo 17. Ordenación de la Junta

Corresponde al Presidente declarar la Junta válidamente constituida, dirigir y establecer el orden de las deliberaciones e intervenciones y los tiempos asignados a ellas conforme a lo previsto en este Reglamento, poner término a los debates cuando estime suficientemente discutido el asunto y ordenar las votaciones, resolver las dudas que se susciten sobre el orden del día y, en general, ejercitar todas las facultades que sean necesarias para la mejor ordenación del desarrollo de la reunión, incluyendo la interpretación de lo previsto en este Reglamento.

Artículo 18. Constitución

1. En el lugar y día previstos, ya en primera o en segunda convocatoria, para la celebración de la Junta General, y desde una hora antes de la anunciada para el comienzo de la reunión (salvo que otra cosa se especifique en el anuncio de convocatoria), podrán los accionistas presentar al personal encargado del registro de accionistas sus respectivas tarjetas de asistencia y delegaciones. No se admitirán las tarjetas de asistencia y delegaciones de los accionistas que se presenten al personal encargado del registro de accionistas después de la hora establecida para el inicio de la Junta General.

   El registro de los accionistas presentes y representados concurrentes se efectuará mediante sistemas de lectura óptica u otros medios técnicos que se consideren adecuados. Una vez finalizado el proceso de registro de tarjetas de asistencia y delegaciones y constatada la existencia de quórum suficiente, se constituirá la Mesa de la Junta General y se formará la lista de asistentes. Esta se incorporará a un soporte informático en cuya cubierta precintada se hará constar la oportuna diligencia de identificación firmada por el Secretario de la Junta General con el Visto Bueno del Presidente.

2. Los accionistas que accedan con retraso al lugar de celebración de la Junta General, una vez que ya se hubiese cerrado la admisión de las tarjetas de asistencia y delegaciones, podrán asistir a la reunión (en la misma sala de celebración o, si se estima oportuno por la Mesa para evitar confusiones durante la Junta, en una sala contigua desde donde puedan seguirla) pero no serán incluidos en la lista de asistentes, en la que tampoco se incluirán los accionistas que les hubieren conferido su representación.

3. En el lugar, día y hora fijados para su celebración, sea en primera o en segunda convocatoria, una vez constituida la Mesa y formada la lista de asistentes, dará comienzo la Junta General.

   Seguidamente, el Presidente o el Secretario dará lectura a los datos globales que resulten de la lista de asistentes, detallando el número de accionistas presentes y representados que concurren a la reunión, el número de acciones correspondientes a unos y otros y el porcentaje de capital que representan, especificando el que corresponde a los accionistas con derecho a voto.

   Comunicados públicamente estos datos por el Presidente o el Secretario, el Presidente declarará debida y válidamente constituida la Junta General de Accionistas, en primera o en segunda convocatoria, según corresponda.

4. Declarada la constitución de la Junta, el Presidente cederá la palabra al Notario para que pregunte a los asistentes si tienen alguna reserva o protesta acerca de los datos de asistencia proclamados y de la válida constitución de la Junta General, indicando que quienes deseen

formularlas deberán manifestarlo directamente al Notario para su debida constancia en el acta de la Junta.

5. Las ausencias que se produzcan una vez constituida la Junta General no afectarán a la validez de su celebración (incluidas, en su caso, sus prórrogas).

Capítulo III
Turno de intervención de los accionistas

Artículo 19. Solicitudes de intervención

Una vez constituida la Junta General, el Presidente invitará a los accionistas que, en ejercicio de sus derechos, deseen formular propuestas, realizar cualquier manifestación, o solicitar informaciones o aclaraciones en relación con los puntos del orden del día, a que se identifiquen ante el Notario o, en su caso, el personal que lo asista, indicando su nombre y apellidos, el número de acciones de que son titulares y las que representan. Si pretendiesen solicitar que su intervención conste literalmente en el acta de la Junta, habrán de entregarla por escrito, en ese momento, al Notario, para su cotejo cuando tenga lugar la intervención del accionista, y ulterior unión a la matriz del acta.

Con carácter previo a la votación sobre los asuntos incluidos en el orden del día, y una vez que la Presidencia, o en su caso, algún miembro del Consejo de Administración, hayan expuesto sus informes a los asistentes, se facilitará a la Mesa el listado de socios que desean intervenir y el Presidente abrirá el turno de intervención de los accionistas.

Artículo 20. Intervenciones de los accionistas

1. Las intervenciones de los accionistas se producirán por el orden en que sean llamados al efecto por la Mesa. Los accionistas dispondrán inicialmente de un máximo de cinco minutos para cada intervención, sin perjuicio de la facultad de prórroga del Presidente. No obstante lo anterior, cuando el número de intervenciones solicitadas u otra circunstancia así lo aconseje, el Presidente podrá fijar una duración máxima por intervención inferior a cinco minutos, respetando en todo caso la igualdad de trato entre los accionistas intervinientes y el principio de no discriminación.

2. Durante sus intervenciones, los accionistas podrán solicitar verbalmente los informes o aclaraciones que estimen precisos acerca de los asuntos comprendidos en el orden del día.

   La información o aclaración solicitada será facilitada al accionista por el Presidente o, en su caso y por indicación de éste, por el Presidente del Comité de Auditoría y Control, el Secretario, un administrador o, si resultare conveniente, cualquier empleado o experto en la materia, salvo que concurra alguna de las circunstancias previstas en el artículo 10 precedente (en cuyo caso se estará a lo allí dispuesto) o que la información solicitada no se encuentre disponible en el propio acto de la

Junta, en cuyo caso la información será facilitada en el plazo más breve posible desde la fecha de celebración de la Junta respetando en cualquier caso el plazo máximo legalmente establecido a tal efecto.

3. Sin perjuicio de la posibilidad de formular propuestas de acuerdos con anterioridad a la convocatoria de la Junta General, los accionistas podrán, durante el turno de intervenciones, formular propuestas de acuerdos a la Junta General acerca de cualquier extremo del orden del día respecto del que legalmente no se requiera la puesta del texto literal de la propuesta de acuerdo a disposición de los accionistas en el momento de la convocatoria y sobre aquellos asuntos en relación con los que la Junta pueda deliberar aun sin estar incluidos en el orden del día.

Artículo 21. Facultades del Presidente en relación con las intervenciones

En ejercicio de sus facultades de ordenación del desarrollo de la Junta a las que se refiere el Artículo 17, y sin perjuicio de otras actuaciones, el Presidente:

(a) podrá anunciar a los intervinientes que está próximo a concluir el tiempo de su intervención para que puedan ajustar su discurso, pudiendo asimismo prorrogar, cuando lo considere oportuno, el tiempo inicialmente asignado a cada accionista;
(b) podrá solicitar a los intervinientes que aclaren cuestiones que no hayan quedado suficientemente explicadas durante la intervención;
(c) podrá moderar las intervenciones de los accionistas, pudiendo interpelarles para que se atengan a los asuntos propios del orden del día y observen la debida corrección, llamándoles al orden cuando sus intervenciones tengan carácter manifiestamente obstruccionista o perturben el normal desarrollo de la Junta General.
(d) Retirar el uso de la palabra a los accionistas cuando hayan consumido el tiempo asignado para su intervención o si persisten en las conductas descritas en el epígrafe (c) anterior.
(e) Conminar a los accionistas que reiteradamente hayan desatendido sus requerimientos o alteren el orden a que abandonen el local y, en su caso, adoptar las medidas necesarias para el cumplimiento de esta previsión.

Capítulo IV
Votaciones y documentación de los acuerdos

Artículo 22. Votación de las propuestas de acuerdos

1. Una vez finalizado el turno de intervenciones de los accionistas y facilitadas las respuestas conforme a lo previsto en este Reglamento, se someterán a votación las propuestas de acuerdos sobre los asuntos comprendidos en el orden del día o sobre aquellos otros que hubieran sido propuestos por los accionistas sin que por mandato legal sea preciso que figuren en él.

2. Si se hubieran formulado propuestas relativas a asuntos no comprendidos en el orden del día y sobre las que la Junta pueda resolver, el Presidente

decidirá el orden en que se serán sometidas a votación. En caso contrario, la votación de las propuestas de acuerdos seguirá el orden del día establecido al efecto.

3. No será necesario que el Secretario dé lectura íntegra previa a aquellas propuestas de acuerdo cuyos textos hubiesen sido facilitados a los accionistas al comienzo de la sesión conforme a lo previsto en el artículo 14. En todo caso, el Secretario indicará a los asistentes qué propuesta de acuerdo procede votar en cada momento, y resumirá el contenido esencial de los acuerdos cuya lectura íntegra se haya omitido en virtud de lo dispuesto anteriormente. Si se hubieran formulado propuestas de acuerdos alternativas a las presentadas por el Consejo de Administración respecto de los puntos incluidos en el orden del día, se votará en primer lugar la propuesta formulada por el Consejo y, si procede, las realizadas por otros proponentes en orden cronológico atendiendo al momento de su presentación.

   Aprobada por la Junta una propuesta de acuerdo, decaerán automáticamente las restantes relativas al mismo punto del orden del día que sean incompatibles con ella, sin que proceda, por tanto, someterlas a votación.

4. Por regla general y sin perjuicio de que, a juicio del Presidente, puedan emplearse otros sistemas alternativos cuando las circunstancias así lo requieran, a los efectos de la votación de las propuestas de acuerdos se procederá a determinar el sentido de los votos formulados por los accionistas como sigue:

   (i) Cuando se trate de propuestas de acuerdos relativos a asuntos comprendidos en el orden del día, se considerarán votos a favor los correspondientes a todas las acciones presentes y representadas, deducidos los votos correspondientes a las acciones cuyos titulares o representantes manifiesten que votan en contra, votan en blanco o se abstienen, mediante la comunicación o expresión de su voto o abstención al Notario, para su constancia en acta.

   (ii) Cuando se trate de propuestas de acuerdos relativos a asuntos no comprendidos en el orden del día, se considerarán votos contrarios los correspondientes a todas las acciones presentes y representadas, deducidos los votos correspondientes a las acciones cuyos titulares o representantes manifiesten que votan a favor, votan en blanco o se abstienen, mediante la comunicación o expresión de su voto o abstención al Notario, para su constancia en acta.

Artículo 23. Adopción de acuerdos y proclamación del resultado

1. Los acuerdos se adoptarán por mayoría de votos de las acciones presentes o representadas en la Junta, salvo disposición legal o estatutaria en contrario. En caso de empate se considerará desestimada la proposición.

2. Efectuada la votación de cada propuesta en los términos previstos en el apartado precedente, el Presidente proclamará el resultado manifestando si el acuerdo ha sido aprobado o rechazado.

Artículo 24. Finalización de la Junta
Concluida la proclamación del resultado, el Presidente levantará la sesión.

Artículo 25. Acta de la Junta
El acta notarial tendrá la consideración de acta de la Junta y no necesitará la aprobación por ésta.

Capítulo V
Prórroga y suspensión de la Junta

Artículo 26. Prórroga

A propuesta de la Mesa o de accionistas que representen la cuarta parte del capital social presente en la Junta General, los asistentes podrán acordar la prórroga de las sesiones de la Junta durante uno o más días consecutivos.

Prorrogada la celebración de la Junta, no será necesario reiterar en las sucesivas sesiones que se celebren el cumplimiento de los requisitos establecidos en la Ley, los estatutos y el presente Reglamento para su válida constitución.

Tendrán derecho de asistencia y voto en las sucesivas sesiones que se celebren como consecuencia de la prórroga de la Junta al amparo del presente artículo exclusivamente los accionistas comprendidos en la lista de asistentes formada al inicio de la reunión de la Junta. Las acciones correspondientes a accionistas incluidos en la lista de asistentes y que se ausenten, en su caso, de ulteriores sesiones no se deducirán y se continuarán computando a los efectos del cálculo de las mayorías necesarias para la adopción de acuerdos.

Artículo 27. Suspensión transitoria

Excepcionalmente, si se produjeran incidentes que alterasen de forma sustancial el buen orden de la Junta General u otras circunstancias extraordinarias que impidan su normal desarrollo, el Presidente podrá acordar la suspensión de la Junta durante el tiempo preciso para restablecer las condiciones necesarias para su continuación.

En este supuesto, el Presidente podrá adoptar las medidas que estime oportunas para garantizar la seguridad de los asistentes y evitar la reiteración de las circunstancias que hayan motivado la suspensión.

Si, una vez reanudada la sesión, persistieran las circunstancias que hubieran dado lugar a la suspensión, la Mesa podrá proponer la prórroga de la Junta para el día siguiente conforme a lo prevenido en el párrafo anterior. Si la Junta no aprobase la prórroga o no fuera posible someter la propuesta a votación, el Presidente podrá proceder a levantar la sesión.

Capítulo VI
Publicidad de los acuerdos

Artículo 28. Publicidad de los acuerdos

Sin perjuicio de la inscripción en el Registro Mercantil de aquellos acuerdos que tengan el carácter de inscribibles y de las previsiones legales que en materia de publicidad de acuerdos sociales resulten de aplicación, el texto literal de los acuerdos aprobados en la Junta General se comunicará a la CNMV como información relevante el mismo día de celebración de la Junta General o el día hábil inmediatamente siguiente. El texto de los acuerdos será accesible igualmente a través de la página web de la Sociedad.

*   *   *

FILE Nº 82-5185

INDITEX

Junta General de Accionistas 2003

INDITEX

Resultados Ejercicio 2002

Resultados ejercicio 2002

illones de euros	2002	2001	02 / 01
VENTAS	3.974	3.250	22%
% crecimiento	22,3%	24,3%	
MARGEN BRUTO	2.048	1.687	21%
% margen bruto	51,5%	51,9%	
EBITDA	868	704	23%
EBITDA margen	21,8%	21,7%	
EBIT	660	518	27%
EBIT margen	16,6%	15,9%	
BENEFICIO NETO	438	340	29%
Margen Bº neto	11,0%	10,5%	

/entas netas consolidadas



96-02 CAGR = 26%
1.008
1.217
1.615
2.035
2.615
3.250
3.974
1996
1997
1998
1999
2000
2001
2002
niento anual
21%
33%
26%
28%
24%
22%

Aperturas de tiendas

INDITEX

Nº total tiendas	Aperturas del año
1.558	274

Crecimiento tiendas comparables


Media: 8,7%
7%
11%
5%
9%
9%
11%
1997
1998
1999
2000
2001
2002

Distribución geográfica de las ventas en tiendas

2002


RESTO
MUNDO
6,8 %
AMERICAS
13,2 %
ESPAÑA
46,0 %
RESTO
EUROPA
34,1 %

2001


RESTO
MUNDO
7,3 %
AMERICAS
15,9 %
ESPAÑA
46,0 %
RESTO
EUROPA
30,8 %

Ventas internacionales por cadena *


63%
37%
ARA
15%
85%
Kiddy's
30%
70%
Pull and Bear
41%
59%
Massimo Dutti
32%
68%
Bershka
19%
81%
47%
53%
oysho
54%
46%
INDITEX

■ doméstico ■ internacional

* Ventas en tienda: Incluye ventas en tiendas propias y franquiciadas

Segregación de ventas por cadenas

2002


STD
3%
OYS
0,5%
BSK
8%
MID
7%
PB
7%
Kiddy's
2%
Zara
73%

2001


STD
3%
OYS
0,3%
BSK
6%
MID
8%
PB
7%
Kiddy's
1%
Zara
75%

Margen bruto consolidado



MB: en millones de euros
% sobre ventas netas consolidadas
815
50,5%
1.047
51,4%
1.338
51,2%
1.687
51,9%
2.048
51,5%
1998
1999
2000
2001
2002

EBIT consolidado y margen EBIT



EBIT: en millones de euros
Margen EBIT: % ventas netas consolidadas
242
296
380
518
660
+70 pb
15,0%
14,6%
14,5%
15,9%
16,6%
1998
1999
2000
2001
2002

Contribución al EBIT del Grupo

2002


STD
1%
MID
6%
BSK
7%
PB
5%
Kiddys
2%
Zara
79%

2001


STD
1%
MID BSK
PB 3%5%
6%
Kiddy's
2%
Zara
81%

ANTES DEL FONDO DE COMERCIO



ARA

[illegible] de euros

	2002	% var.
Ventas	2.913,4	+20%
EBIT	540,4	+23%
Margen EBIT (% ventas)	18,5%	
Tiendas	531	+65


ddy's Class
Kiddy's Clas

ddy's Class

Kiddy's Class

lones de euros

	2002	% var.
Ventas	60,4	+27%
EBIT	14,1	+31%
Margen EBIT (% ventas)	23,4%	
Tiendas	59	+18


Pull and Bear
CLOTHING COMPANY
Pull and Bear

es de euros

	2002	% var.
Ventas	266,2	+18%
EBIT	34,9	+6%
Margen EBIT (% ventas)	13,1%	
Tiendas	296	+47


Massimo Dutti

Massimo Dutti

Millones de euros

	2002	% var.
Ventas	287,3	+19%
EBIT	37,5	+48%
Margen EBIT (% ventas)	13,1%	
Tiendas	250	+27

ershka



Bershka


ershka

	2002	% var.
Ventas	299,3	+48%
EBIT	48,1	+91%
Margen EBIT (% ventas)	16,1%	
Tiendas	197	+46



de euros

	2002	% var.
Ventas	124,1	+33%
EBIT	8,7	+42%
Margen EBIT (% ventas)	7,0%	
Tiendas	153	+33





usho

millones de euros

	2002	2001
Ventas	23,4	4,5
EBIT	(14,9)	(6,3)
Tiendas	72	34

Balance consolidado

ones de euros

	2002	2001	02/01
OTAL BALANCE	3.014	2.604	16%
ONDO DE IANIOBRA OPERATIVO	(238)	(171)	39%
CAJA (DEUDA) FINANCIERA NETA	246	58	

Evolución de la deuda financiera neta



millones de euros
245,6
57,5
9,5
0
T4 99
T1 00
T2 00
T3 00
T4 00
T1 01
T2 01
T3 01
T4 01
T2 02
T4 02
(50,6)
(45,1)
(86,0)
(149,9)
(163,4)
(155,8)
(149,7)
(145,7)
(185,2)
(212,7)

ROE y ROCE



ROE (1)
20%
25%
25%
26%
25%
26%
27%
1996
1997
1998
1999
2000
2001
2002



ROCE (2)
29%
35%
37%
33%
34%
39%
41%
1996
1997
1998
1999
2000
2001
2002

(1) ROE = beneficio neto / fondos propios medios
(2) ROCE = EBIT / (fondos propios medios + deuda financiera neta media

ROCE por cadena



43%
39%
49%
49%
131%
12%
41%
ZARA
Pull and Bear
Massimo Dutti
Bershka
Kiddy's
(1)
INDITEX

(1) Antes de amortización del fondo de comercio

Cuarto trimestre 2002

	Ventas	EBITDA	Beneficio neto
T 02	+28%	+39%	+32%
T 02	+21%	+33%	+31%
T 02	+28%	+36%	+31%
T 02	+15%	+1%	+25%
002	+22%	+23%	+29%
T 03	+15%	+8%	+23%

Movimiento de la acción

ITX vs IBEX35 desde salida a bolsa



INDITEX
IBEX 35
22/05/01
16/07/03

Recordaremos 2002 por ...

Apertura de Italia



Recordaremos 2002 por ...

Publicación de la 1ª Memoria de Sostenibilidad


INDITEX
el modelo
ponsabilidad
rporativa de INDITEX

INDITEX

Resultados 1er trimestre 2003

Estacionalidad de los resultados

Ventas


1er trim
21%

EBIT


1er trim
18%

Según datos ejercicio 2002

Resultados 1er trimestre 2003

lones de euros	1T 2003	% var.	02/01
/entas	979,4	+15%	+28%
EBITDA	179,4	+8%	+39%
EBIT	124,3	+7%	+46%
Beneficio neto	82,1	+23%	+32%

Aperturas 1er trimestre y estimación 2003

INDITEX

1T 2003	Año 2003 Estimadas
76	280-335

INDITEX

Junta General de Accionistas 2003

INDITEX

Acuerdos de Junta

Acuerdos de Junta

1. Examen y aprobación de las cuentas anuales e informe de gestión del ejercicio 2002.
2. Aplicación del resultado y distribución de dividendos.
3. **Ratificación y nombramiento, en su caso, de consejero.**
4. **Modificación de los Estatutos Sociales.**
5. **Aprobación, en su caso, del Reglamento de la Junta General de Accionistas.**
6. Autorización al Consejo de Administración para la adquisición derivativa de acciones propias.
7. Otorgamiento de facultades para ejecución de acuerdos.

Acuerdos de Junta

3. Ratificación y nombramiento, en su caso, de consejero.

Propuesta de nombramiento de D. Antonio Abril Abadín como miembro del Consejo de Administración.

Secretario General y del Consejo.

Antigüedad de más de 14 años en la Sociedad.

Se mantiene el equilibrio en el Consejo:
- 5 consejeros independientes
- 1 consejero dominical
- 1 consejero dominical-ejecutivo
- 3 consejeros ejecutivos

Acuerdos de Junta

4. Modificación de los Estatutos Sociales.

Se regula el Comité de Auditoría

Se eliminan las mayorías cualificadas para la adopción de acuerdos de la Junta General

Se elimina la exigencia de antigüedad de consejero (+3 años) para ser designado Presidente del Consejo de Administración

Acuerdos de Junta

5. Aprobación, en su caso, del Reglamento de la Junta General de Accionistas.

La Sociedad se adelanta en un año a la exigencia legal de aprobar un Reglamento de la Junta General.

El Reglamento se propone cumplir con un triple propósito:

-Aplicar un criterio de transparencia al hacer públicos los procedimientos de preparación y celebración de las Juntas.

-Concretar las formas de ejercicio de los derechos políticos de los Accionistas.

-Sistematizar el proceso de preparación y desarrollo de la Junta General.

INDITEX

Junta
General
de Accionistas
2003